
02040595


SEC MAIL
RECEIVED
PROCESSING
JUN 10 2002
WASH. D.C.
155
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

TRIVALENCE MINING CORPORATION
(Translation of registrant's name into English)

502-815 HORNBY STREET, VANCOUVER, BC V6Z 2E6
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F: X (SEC File No: 0-29908) Form 40-F______

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4688.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION
Registrant

Date: May 31, 2002

By: [signature]

Hamish Malkin, CA
Chief Financial Officer

Trivalence
Mining Corporation



NEWS RELEASE

TRIVALENCE REPORTS $.05 PER SHARE EARNINGS FOR MARCH QUARTER

TRIVALENCE MINING CORPORATION (TSXV:TMI - OTCBB:TMIGF) May 30, 2002
The Company is pleased to report financial results for the three and nine month periods ended March 31, 2002. During the quarter ended March 31, 2002 production from the Company's two diamond mines totaled 16,284 carats and 20,091 carats were sold for $7,050,000, an increase of 117% over the year ago quarter. For the nine month period ended March 31, 2002 production totaled 51,147 carats and 67,063 carats were sold for $11,112,000, a 21% decrease over the year ago period.

Net income for the quarter ended March 31, 2002 was $871,772 or $.05 per share compared with a loss of $1,396,961 or $.08 per share in 2001. The improvement is attributed to higher production and selling volume from the Aredor diamond mine. Net loss for the nine months ended March 31, 2002 was $1,727,172 or $.10 per share compared with a loss of $1,042,700 or $.06 per share in 2001. Increased losses in the September 2001 and December 2001 quarters are attributed to a marked fall-off in world demand for rough diamond prices and other luxury goods. However, in the March 26, 2002 tender, the Company received an average of US$403.81/carat for the sale of recent Aredor production. Financial highlights are as follows:

	3 months ended March 31		9 months ended March 31	
	2002	2001	2002	2001
Revenues	$ 7,052,273	$ 3,251,652	$ 11,112,448	$ 14,143,658
Expenses	5,322,601	5,292,673	14,109,742	16,111,243
Income (loss) before income taxes and non-controlling interest	1,729,672	(2,041,021)	(2,997,294)	(1,967,585)
Income taxes	(750,700)	435,000	992,300	641,000
Non-controlling interest	(107,200)	209,330	277,822	283,885
Net income (loss)	$ 871,772	$ (1,396,691)	$ (1,727,172)	$ (1,042,700)
Earnings (loss) per share				
Basic	$ 0.05	$ (0.08)	$ (0.10)	$ (0.06)
Fully diluted	$ 0.04	$ (0.08)	$ (0.10)	$ (0.06)
EBITDA	$ 2,597,097	$ (1,320,386)	$ (355,040)	$ 230,862

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in the Aredor diamond mine in Guinea, West Africa, and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa. The Company is conducting kimberlite exploration program at the 1,012 square km. Aredor concession in Guinea through a joint venture with Rio Tinto Mining & Exploration Limited, England. The Company is also conducting kimberlite exploration program through a joint venture with Rio Tinto at its 3,700 square km. Kokong property in Botswana.

Waseem Rahman
Director

For further information, contact
Omair Choudhry
Phone: (604) 684-2401 Toll Free:1-888-273-3671
Website: www.trivalence.com Facsimile:(604) 684-2407
Email: tmi@trivalence.com

The Company relies upon litigation protection for "forward looking" statements.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.



British Columbia
Securities Commission

QUARTERLY REPORT
BC FORM 51-901F

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	MARCH 31, 2002	02/05/30

ISSUER'S ADDRESS

502 - 815 HORNBY STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HAMISH MALKIN	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

		DATE SIGNED
''LUTFUR RAHMAN KHAN''	LUTFUR RAHMAN KHAN	02/05/30
		DATE SIGNED
''ALI ASIF SYED, M.D.''	ALI ASIF SYED , M.D.	02/05/30

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(unaudited, expressed in Canadian dollars)

	March 31 2002 (unaudited)	June 30 2001
ASSETS		
CURRENT		
Cash	$ **3,965,983**	$ 894,185
Accounts receivable and prepaid expenses	**312,283**	654,153
Advances to affiliates	**28,443**	16,884
Inventory (Note 3)	**5,413,658**	5,137,063
	9,720,367	6,702,285
MINERAL PROPERTIES (Note 4)	**13,352,613**	13,711,270
CAPITAL ASSETS (Note 5)	**7,785,356**	8,267,009
	$ **30,858,336**	$ 28,680,564
LIABILITIES		
CURRENT		
Loan payable	$ **790,302**	$ -
Accounts payable	**2,777,294**	1,656,688
Accrued liabilities	**2,014,468**	1,800,839
Current portion of obligation under capital lease (Note 7)	**294,366**	282,742
Income taxes payable	**16,700**	14,000
	5,893,130	3,754,269
CONVERTIBLE LOANS PAYABLE (Note 6)	**9,538,194**	6,727,378
OBLIGATION UNDER CAPITAL LEASE (Note 7)	**319,790**	469,701
FUTURE INCOME TAX	**1,993,000**	2,988,000
	17,744,114	13,939,348
NON-CONTROLLING INTEREST	**107,200**	385,022
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	**17,911,673**	17,760,994
Equity component of convertible instrument (Note 10)	**1,630,395**	1,252,395
Additional paid in capital (Note 10)	**484,330**	484,330
(Deficit)	**(7,019,376)**	(5,141,525)
	13,007,022	14,356,194
	$ **30,858,336**	$ 28,680,564

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan
Lutfur Rahman Khan, Director

(signed) Asif A. Syed, MD
Dr. Asif A. Syed, Director

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(unaudited, expressed in Canadian dollars)

	Three Months ended March 31, 2002	Three Months ended March 31, 2001	Nine Months ended March 31, 2002	Nine Months ended March 31, 2001
Diamond sales	$ **7,050,177**	$ 3,178,652	$ **9,781,212**	$ 13,897,055
Option payments	**-**	-	**1,311,125**	-
Interest and other	**2,096**	73,000	**20,111**	246,603
	7,052,273	3,251,652	**11,112,448**	14,143,658
EXPENSES				
Production costs	**3,554,324**	3,401,504	**8,824,877**	9,889,447
Selling, general and administrative	**850,290**	1,065,853	**2,484,298**	2,838,761
Interest	**333,027**	294,664	**1,061,608**	977,909
Exploration	**27,568**	(69,956)	**82,821**	513,962
Depletion and depreciation	**557,392**	600,608	**1,656,138**	1,891,164
	5,322,601	5,292,673	**14,109,742**	16,111,243
INCOME (LOSS) BEFORE INCOME TAXES	**1,729,672**	(2,041,021)	**(2,997,294)**	(1,967,585)
Current income tax recovery (provision)	**1,300**	8,000	**(2,700)**	(76,000)
Future income tax recovery (provision)	**(752,000)**	427,000	**995,000**	717,000
NET INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST	**978,972**	(1,606,021)	**(2,004,994)**	(1,326,585)
NON-CONTROLLING INTEREST	**(107,200)**	209,330	**277,822**	283,885
NET INCOME (LOSS)	**871,772**	(1,396,691)	**(1,727,172)**	(1,042,700)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	**(7,891,148)**	555,899	**(5,141,525)**	201,908
PREMIUM PAID ON PURCHASE OF COMMON SHARES CANCELLED	**-**	-	**(150,679)**	-
(DEFICIT) RETAINED EARNINGS, END OF PERIOD	$ **(7,019,376)**	$ (840,792)	$ **(7,019,376)**	$ (840,792)
EARNINGS (LOSS) PER SHARE				
BASIC	$ **0.05**	$ (0.08)	$ **(0.10)**	$ (0.06)
FULLY DILUTED	$ **0.04**	$ (0.08)	$ **(0.10)**	$ (0.06)
Weighted average number of common share used to calculate basic earnings (loss) per share	**17,290,984**	16,961,110	**17,290,984**	16,930,093

TRIVALENCE MINING CORPORATION
Consolidated Statements of Cash Flows
(unaudited, expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	**2002**	2001
OPERATING ACTIVITIES				
Net income (loss)	**$ 871,772**	$ (1,396,691)	**(1,727,172)**	$ (1,042,700)
Add non-cash items				
Depletion and depreciation	**557,392**	600,608	**1,656,138**	1,891,164
Accretion of debt	**47,250**	112,027	**265,770**	383,283
Capitalized interest	**261,483**	-	**723,046**	-
Future income tax	**752,000**	(427,000)	**(995,000)**	(717,000)
Non-controlling interest	**107,200**	(209,330)	**(277,822)**	(283,885)
	2,597,097	(1,320,386)	**(355,040)**	230,862
Net change in non-cash working capital items relating to operations (Note 13)	**509,093**	286,549	**1,390,651**	(1,647,305)
	3,106,190	(1,033,837)	**1,035,611**	(1,416,443)
FINANCING ACTIVITIES				
Obligation under capital lease	-	-	**(138,287)**	885,118
Convertible loan payable	-	324,847	**2,200,000**	(1,905,023)
Loan payable	**471,082**	-	**790,302**	-
Issuance of share capital	-	-	-	8,500
Normal course issuer bid	-	(222,711)	-	(952,335)
	471,082	102,136	**2,852,015**	(1,963,740)
INVESTING ACTIVITIES				
Mineral properties, net	-	252,537	-	279,815
Purchase of capital assets	**(68,941)**	(209,597)	**(815,828)**	(1,910,462)
Acquisition of joint venture interest	-	(183,105)	-	(183,105)
	(68,941)	(140,165)	**(815,828)**	(1,813,752)
INCREASE (DECREASE) IN CASH	**3,508,331**	(1,071,866)	**3,071,798**	(5,193,935)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**457,652**	3,469,946	**894,185**	7,592,015
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 3,965,983**	$ 2,398,080	**$ 3,965,983**	$ 2,398,080

TRIVALENCE MINING CORPORATION
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2002
(Unaudited, expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the "Company") was incorporated under the laws of British Columbia on September 18, 1984. The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its existing and prospective properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities are likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at March 31, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required. The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principals for complete financial statements. For further information, refer to the Consolidated Financial Statements including notes for the year ended June 30, 2001.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Unaudited, expressed in Canadian dollars)

3. INVENTORY

	March 31 2002	June 30 2001
Diamonds	**$ 691,349**	$ 251,290
Stockpiles	**17,686**	6,503
Fuel, oil and grease	**443,361**	311,394
Parts and supplies	**3,760,710**	3,977,278
In transit	**500,552**	590,598
	$ 5,413,658	$ 5,137,063

4. MINERAL PROPERTIES

	March 31 2002	June 30 2001
PRODUCING		
Aredor Concession:		
Acquisition costs	**$ 10,427,786**	$ 10,427,786
Development expenditures, less recoveries	**1,676,894**	1,676,894
Less: accumulated depletion	**(909,994)**	(634,414)
	11,194,686	11,470,266
Palmietgat Concession:		
Acquisition costs	**2,357,052**	2,357,052
Development expenditures, less recoveries	**(126,620)**	(126,620)
Less: accumulated depletion	**(109,250)**	(26,173)
	2,121,182	2,204,259
	13,315,868	13,674,525
NON-PRODUCING		
Kokong Concession:		
Acquisition of exploration license	**36,745**	36,745
	$ 13,352,613	$ 13,711,270

TRIVALENCE MINING CORPORATION
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2002
(Unaudited, expressed in Canadian dollars)

5. CAPITAL ASSETS

	December 31, 2001		
	Cost	**Accumulated Amortization**	**Net Book Value**
Plant	**$ 3,506,946**	**$ 1,600,451**	**$ 1,906,495**
Mining equipment	**10,179,388**	**4,758,817**	**5,420,571**
Vehicles and light equipment	**436,836**	**208,795**	**228,041**
Office furniture and equipment	**448,585**	**218,337**	**230,249**
	$ 14,571,755	**$ 6,786,400**	**$ 7,785,356**

	June 30, 2001		
	Cost	Accumulated Amortization	Net Book Value
Plant	$ 3,557,851	$ 1,232,288	$ 2,325,563
Mining equipment	9,330,683	3,899,693	5,430,990
Vehicles and light equipment	413,838	170,057	243,781
Office furniture and equipment	453,555	186,880	266,675
	$ 13,755,927	$ 5,488,918	$ 8,267,009

6. CONVERTIBLE LOANS PAYABLE

	March 31 2002	June 30 2001
Series 1999 A Debentures		
Third debenture of $4,225,000	**$ 4,586,950**	$ 4,139,806
Series 1999 B Debentures		
Debenture of $1,250,000	**1,357,089**	1,170,131
Series 2000 A Debentures		
First debenture of $1,100,000	**1,194,099**	1,100,000
Second debenture of $300,000	**344,785**	317,441
Series 2001 A1 Debentures		
First debenture of $1,100,000	**1,065,291**	-
Series 2001 A2 Debentures		
First debenture of $1,100,000	**989,980**	-
	$ 9,538,194	$ 6,727,378

(Unaudited, expressed in Canadian dollars)

6. CONVERTIBLE LOANS PAYABLE *(continued)*

In September 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 1 Debenture (the "A-1 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on August 21, 2003 unless extended by the Lender.

The A-1 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.80 per unit to August 21, 2003. If the loan repayment date is extended, the conversion price will be $0.90 per unit from August 22, 2003 to August 21, 2004; $1.00 per unit from August 22, 2004 to August 21, 2005 and $1.10 per unit from August 22, 2005 to August 21, 2006.

In November 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 2 Debenture (the "A-2 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on October 1, 2003 unless extended by the Lender.

The Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.50 per unit to October 1, 2003. If the loan repayment date is extended, the conversion price will be $0.60 per unit from October 2, 2003 to October 1, 2004; $0.70 per unit from October 2, 2004 to October 1, 2005 and $0.80 per unit from October 2, 2005 to October 1, 2006.

Each share purchase warrant received upon conversion of the A-1 and A-2 Debentures will entitle the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the Debentures are converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

During the period, the Company amended and restated the 1999 Series A No. 3 Debenture, the 1999 Series B Debenture, the 2000 Series A No. 1 Debenture and the 2000 Series A No. 2 Debenture previously issued to the Lender so that they are in substantially the same form as the recent 2001 Series A No. 1 and No. 2 Debentures. The charging clauses in the Debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted. As a condition of the Lender's agreement to advance the loan secured by the 2001 Series A No. 2 Debenture, the Lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions. In February, 2002, the Company arranged for the extension of the maturity date of various debentures from October 1, 2002 to April 1, 2003.

(Unaudited, expressed in Canadian dollars)

7. OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003. The rate of interest in terms of the lease agreement is 8.46%. Future minimum lease payments are as follows:

	March 31, 2002	June 30, 2001
2001	$ -	$ 170,109
2002	**340,217**	340,217
2003	**340,217**	340,217
Total minimum lease payments	**680,434**	850,543
Less interest portion	**66,278**	98,100
Present value of capital lease obligation	**614,156**	752,443
Current portion	**294,366**	282,742
Non-current portion	$ **319,790**	$ 469,701

8. SHARE CAPITAL

(a) *Authorized:* 100,000,000 common shares with no par value

(b) *Issued and outstanding:*

	Number of common shares	Amount
Issued at June 30, 2000	17,378,413	$ 17,811,681
Issued on acquisition of subsidiary	728,571	947,142
Exercise of employee stock options	10,000	8,500
Issued at June 30, 2001	18,116,984	18,767,323
Own shares held	(826,000)	(1,006,329)
Outstanding at June 30, 2001	17,290,984	$ 17,760,994
Issued at June 30, 2001	18,116,984	$ 18,767,323
Cancellation of own shares held	(826,000)	(855,650)
Issued and outstanding at March 31, 2002	17,290,984	$ 17,911,673

During the nine months ended March 31, 2002 the Company cancelled 826,000 shares that were held at June 30, 2001. The cancellation resulted in a premium paid of $150,679 that was charged against the deficit.

(Unaudited, expressed in Canadian dollars)

8. SHARE CAPITAL *(continued)*

(c) Share purchase options

At March 31, 2002, there were 1,017,000 options outstanding under the Company's stock option plan. Under the TSX Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company. The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V. The Board of Directors determines at the date of grant the time at which any option may vest.

As at March 31, 2002, the following stock options were outstanding:

Number of Shares	Expiry date	Exercise Price
50,000	April 4, 2002	$ 0.85
352,000	July 25, 2002	0.85
45,000	July 25, 2002	1.17
190,000	April 1, 2003	0.85
115,000	August 28, 2003	0.85
30,000	August 28, 2003	1.00
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
1,017,000		

(Unaudited, expressed in Canadian dollars)

9. PRODUCTION COST OF DIAMOND SALES

	3 months ended Mar. 31,		9 months ended Mar. 31,	
	2002	2001	**2002**	2001
Opening inventory	**$ 6,397,613**	$ 5,336,888	**$ 5,137,063**	$ 3,991,261
Guinean mining tax (10% of rough diamond sales)	**682,884**	317,865	**895,936**	1,389,706
Fuel, labour, parts and supplies, other	**1,854,757**	2,621,905	**8,273,697**	9,551,276
Reclamation	**4,600**	93,670	**88,473**	168,670
Foreign exchange (gain)	**28,128**	(248,173)	**(156,634)**	(490,815)
Less: closing inventory	**(5,413,658)**	(4,720,651)	**(5,413,658)**	(4,720,651)
	$ 3,554,324	$ 3,401,504	**$ 8,824,877**	$ 9,889,447

10. EQUITY COMPONENT OF CONVERTIBLE LOANS PAYABLE

The components of the convertible instruments at March 31, 2002 and June 30, 2001 were as follows:

	March 31 2002	June 30 2001
Debt component	**$ 9,538,194**	$ 6,727,378
Equity component	**1,630,395**	1,252,395
Additional paid-in capital	**484,330**	484,330
Less: accretion to date	**(1,837,433)**	(1,571,663)
Face value of convertible loans	**$ 9,815,486**	$ 6,892,440

Over the term of the debentures, the debt component is being accreted to the face value of the instrument by the recording of an additional $15,750 (for the year ended June 30, 2001 - $55,021) per month of finance costs.

(Unaudited, expressed in Canadian dollars)

11. COMMITMENTS

(a) The Company is obligated under a lease for office premises and marketing agreements. The net commitments are as follows for the years ending March 31:

2003	65,664
2004	54,720
	$ 120,384

(b) The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession.

(c) The Company is obligated under certain employment and management agreements. The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000. This management agreement expires May 31, 2004. By agreement, the Company is currently paying 50% of the contract amount. Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

12. RELATED PARTY TRANSACTIONS

Significant related party transactions not disclosed elsewhere in these financial statements include:

(a) during the nine months ended March 31, 2002, management fees of $344,758 ($398,679 during the nine months ended March 31, 2001) were paid to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b) accounts receivable of $28,291 ($16,884 at June 30, 2001) due from a company with a common director.

(Unaudited, expressed in Canadian dollars)

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	**2002**	2001
Auditing and legal	**$ 35,498**	$ 80,650	**$ 168,124**	$ 165,885
Management fees	**104,418**	135,421	**344,758**	398,679
Investor relations	**32,400**	71,619	**119,121**	273,566
Consulting fees	**50,963**	89,074	**176,825**	242,868
Rent	**45,002**	43,760	**134,697**	123,509
Communications	**51,956**	22,409	**131,125**	54,852
Travel	**49,536**	97,075	**222,621**	354,826
Salaries and wages	**288,344**	376,392	**867,608**	1,039,695
Commissions on diamond sales	**143,221**	57,645	**167,004**	114,347
Office and other	**49,019**	94,841	**165,402**	194,641
Cost recoveries	**(65)**	(3,033)	**(12,987)**	(124,107)
	$ 850,290	$ 1,065,853	**$ 2,484,298**	$ 2,838,761

14. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	**2002**	2001
Accounts receivable and prepaids	**$ (9,684)**	$ (190,121)	**$ 341,870**	$ (813,810)
Advances to affiliates	**6,989**	(5,808)	**(11,559)**	(9,883)
Inventory	**983,954**	337,458	**(276,595)**	(866,462)
Due from Joint Venture partner	**-**	(209,028)	**-**	36,893
Accounts payable	**(721,705)**	280,407	**1,120,606**	61,985
Accrued liabilities	**250,839**	81,641	**213,629**	(132,028)
Income taxes payable	**(1,300)**	(8,000)	**2,700**	76,000
	$ 509,093	$ 286,549	**$ 1,390,651**	$ (1,647,305)

TRIVALENCE MINING CORPORATION
Notes to the Consolidated Financial Statements
Nine months ended March 31, 2002
(Unaudited, expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties.

The Company currently operates in four geographic areas. The Company's revenues are derived from its operations as follows:

	3 months ended March 31,		9 months ended March 31,	
	2002	2001	**2002**	2001
Republic of Guinea	**$ 6,828,843**	$ 3,178,652	**$ 8,959,336**	$ 13,897,055
South Africa	**223,369**	-	**827,896**	-
Canada	**61**	73,000	**1,325,216**	246,603
	$ 7,052,273	$ 3,251,652	**$ 11,112,448**	$ 14,143,658

The location of the Company's long-lived assets is as follows:

	March 31, 2002	June 30, 2001
Republic of Guinea	**$ 17,561,353**	$ 18,126,426
South Africa	**3,450,023**	3,715,244
Canada	**89,849**	99,864
Botswana	**36,745**	36,745
	$ 21,137,969	$ 21,978,279

16. SUBSEQUENT EVENTS

On April 25, 2002 the Company granted certain employees 407,000 options exercisable at $.40 for five years, under the Company's stock option plan.



British Columbia
Securities Commission

QUARTERLY REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	MARCH 31, 2002	02/05/30

ISSUER'S ADDRESS

502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HAMISH MALKIN	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

		DATE SIGNED
"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	02/05/30

		DATE SIGNED
"ALI ASIF SYED, M.D."	ALI ASIF SYED , M.D.	02/05/30

TRIVALENCE MINING CORPORATION
BC Form 51-901F
Nine Months Ended March 31, 2002
(Prepared by Management)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   (a) deferred expenditures on mineral properties (see Note 4 to consolidated financial statements)
   (b) cost of sales (see Note 9 to consolidated financial statements)
   (c) marketing expenses (see Note 13 to consolidated financial statements)
   (d) selling, general and administrative expenses (see Note 13 to consolidated financial statements)

2. Related party transactions:

   (See Note 12 to consolidated financial statements)

3. Summary of securities issued and options granted during the quarter ended December 31, 2001:

   (a) Securities issued: none (See Note 8 to consolidated financial statements)
   (b) Options granted: none

4. Summary of securities as at the end of the reporting period:
   (a) authorized share capital of the Company - 100,000,000 common shares with no par value.
   (b) number and recorded valued of shares issued and outstanding (see Note 8 to consolidated financial statements)
   (c) options, warrants, and convertible securities outstanding (see Note 8 to consolidated financial statements)
   (d) shares subject to escrow or pooling agreements: none
   (e) Directors and officers:

Lutfur Rahman Khan	Director, President, CEO
Mahmood Arshad	Director
Timothy Hoar	Director
Waseem Rahman	Director, Vice-president, Administration
Dr. Asif A. Syed	Director
Omair Choudhry, MBA	Asst.Vice-president, Finance & Personnel
Hamish Malkin, CA	Chief Financial Officer
Warren Robb, P. Geo., B.Sc.	Vice-president, Investor Relations
Karl Schimann, PhD	Vice-president, Operations

SCHEDULE C (a): MANAGEMENT'S DISCUSSION AND ANALYSIS

In the opinion of management, these unaudited financial statements present fairly the Company's financial position as at March 31, 2002 and the results of operations and its cash flows for the three and nine month periods ended March 31, 2002 and 2001. The results of operations and cash flows are not necessarily indicative of future results of operations or cash flows.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2001 Annual Report and have been consistently followed in the preparation of the interim financial statements, which should be read in conjunction with the annual financial statements and this discussion.

1. OVERVIEW

For the 3 months ended March 31, 2002, diamond production consisted of output from the Aredor and Palmietgat diamond mines. The kimberlite exploration program at the Company's Aredor mine in the Republic of Guinea continued under the direction of Rio Tinto Mining and Exploration Ltd. ("RTME"). The kimberlite exploration program at the Company's Kokong concession in Botswana began under the direction of Tinto Botswana Exploration Pty Limited ("Tinto Botswana").

2. OPERATIONS

Results of Operations – 3 months ended March 31, 2002:

Net income for the three months ended March 31, 2002 was $871,772 or $0.05 per share ($0.04 fully diluted) compared with a loss of $1,396,691 or $0.08 per share ($0.08 fully diluted) in 2001. The improvement in results of operations was due primarily to higher sales levels. Cost of production, and other expenses remained stable compared to the prior quarter.

Aredor Diamond Mine:

Diamond sales from the Aredor diamond mine for the three months ended March 31, 2002 were $6,828,843 representing the sale of 16,261 carats for US$4,302,989 (US$264.62/carat). Diamond sales for the three months ended March 31, 2001 were $3,178,652 representing the sale of 7,163 carats for US$2,015,121 (US$281.32/carat). The 114% increase in diamond sales, was due to a 127% increase in carats sold offset by a 6% decrease in the average selling price/carat. The Company's last sale of rough diamonds for the quarter ended March 31, 2002, fetched US$403.81/carat. Management believes the higher values obtained were a direct result of the decision to market production in Antwerp. Previous tenders were held in Conakry, Guinea but following the events of September 11, 2001, fewer and fewer customers would travel to West Africa to bid at the Company's tenders.

Production cost of diamond sales for the three months ended March 31, 2002 was $3,295,782 compared with $3,401,504 in 2001. The Aredor mine produced 11,475 carats during the three months ended March 31, 2002 compared with 5,179 carats in 2001. The 122% increase in production during the three months ended March 31, 2002 is attributed to a 20% increase in ore mined and a 85% increase in grade. The increase in tonnage throughput was a result of increase excavation capacity due to the purchase of a fourth dragline. The increase in grade [carats/tonne] was a result of mining in areas of higher grade as indicated by the Company's geological data. . During the three months ended March 31, 2002, the Company reduced fuel purchases and parts purchases by approximately $1,025,000 compared with the year ago period.

Palmietgat Diamond Mine:

Diamond sales for the three months ended March 31, 2002 were $221,334 representing the sale of 3,812 carats for US$117,655 (US$30.86/carat). Based on sales to date, management estimates the run of mine production to have a value of approximately US$21.00/carat. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat. Cost of production during the three months ended March 31, 2002 was $258,543. During the three months ended March 31, 2001, the Palmietgat mine was not in commercial production.

Results of Operations – nine months ended March 31, 2002:

Net loss for the nine months ended March 31, 2002 was $1,727,172 or $0.10 per share ($0.10 fully diluted) compared with a net loss of $1,042,700 or $0.06 per share ($0.06 fully diluted) in 2001. The increased loss for the current nine month period was due primarily to a softening in world diamond prices, a prolonged rainy season in Africa and reduced production levels arising from aging excavation equipment. It is to be noted that the Company's last March sale of Aredor rough diamond production fetched US$403.81/carat [see above] but this return to higher selling prices was not reflected in the average selling price for the nine months ended March 31, 2002.

Aredor Diamond Mine:

Diamond sales from the Aredor diamond mine for the nine months ended March 31, 2002 were $8,959,340 representing the sale of 24,867 carats for US$5,644,421 (US$266.98/carat). Diamond sales for the nine months ended March 31, 2001 were $13,897,055 representing the sale of 26,346 carats for US$9,160,468 (US$347.70/carat). The 38% decrease in diamond sales was due to a 6% reduction in carats sold and a 35% decrease in average selling price/carat resulting from changes in the quality and size of diamonds produced and a deterioration in world diamond prices during the year. The decrease in quality and size of diamonds mined was a result of the nature of the diamonds in the blocks mined.

Production cost of diamond sales for the nine months ended March 31, 2002 was $8,116,638 compared with $9,889,447 in 2001. The Aredor mine produced 30,193 carats during the nine months ended March 31, 2002 compared with 29,181 carats in 2001. The 1% increase in production during the nine months ended March 31, 2002 is attributed to an 1% decrease in ore mined and a 3% increase in grade. During the nine months ended March 31, 2002, the Company reduced fuel purchases and parts purchases by approximately $1,985,000 compared with the year ago period.

Palmietgat Diamond Mine:

Diamond sales for the nine months ended March 31, 2002 were $821,872 representing the sale of 42,196 carats for US$495,232 (US$11.74/carat). Diamond sales during the nine months ended March 31, 2002, comprised gem and boart quality stones, a significant quantity of boarts having been held in inventory previously. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat. Cost of production during the nine months ended March 31, 2002 was $708,239. During the nine months ended March 31, 2001, the Palmietgat mine was not in commercial production.

Selling, general and administrative expense

Selling, general, and administrative expense for the three months ended March 31, 2002 was $850,290 compared with $1,065,853 in 2001. For the nine months ended March 31, 2002, selling, general and administrative expense was $2,484,298 compared with $2,838,761 in 2001. The level of general and administrative has been reduced primarily on account of salaries and wages.

Interest expense

Interest expense for the three months ended March 31, 2002 was $333,027 compared with $294,664 in 2001. For the nine months ended March 31, 2002, interest expense was $1,061,608 compared with $977,909 in 2001. Interest expense has increased owing to higher levels of debt outstanding during the current periods. Accretion of the equity component of convertible instruments is included in interest expense and amounted to $47,250 during the three months ended March 31, 2002 compared to $112,027 in 2001. For the nine months ended March 31, 2002, accretion expense was $265,770 compared with $383,283 in 2001. Current accretion is lower than in prior periods due to the fact that the equity component of earlier convertible debt has been fully accreted at September 30, 2001.

Depletion

Depletion expense for the three months ended March 31, 2002 was $123,802 compared with $23,698 in 2001. For the nine months ended March 31, 2002, depletion expense was $358,657 compared with $183,833 in 2001. Depletion expense for the three and nine month periods ended March 31, 2002 was increased owing to increased production levels and an increase in the unit cost of depletion at the Aredor mine based on an independent resource review carried out in the previous year.

Depreciation

Depreciation expense for the three months ended March 31, 2002 was $433,589 compared with $576,910 in 2001. For the nine months ended March 31, 2002, depreciation expense was $1,297,481 compared with $1,707,331 in 2001. Depreciation for the three and nine month periods ended March 31, 2002 was decreased owing to a reduced asset base at the Aredor mine.

Income taxes

During the year ended June 30, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. The Company recorded a net tax expense of $750,700 on a pre-tax income of $1,729,672 for the three months ended March 31, 2002. The income tax expense for the three months ended March 31, 2002 represents the future tax liability on the income earned in Guinea. No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized. The Company recorded a net tax recovery of $435,000 on a pre-tax loss of $2,041,021 for the three months ended March 31, 2001. The income tax recovery for the three months ended March 31, 2001 represents future tax recoveries on the loss sustained in Guinea.

For the nine months ended March 31, 2002, the Company recorded a net tax recovery of $992,300 on a pre-tax loss of $2,997,297. The income tax recovery for the nine months ended March 31, 2002 represents future tax recoveries on the loss sustained in Guinea. No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized. The Company recorded a net tax recovery of $641,000 on a pre-tax loss of $1,967,585 for the nine months ended March 31, 2001. The income tax recovery for the nine months ended March 31, 2001 represents future tax recoveries on the loss sustained in Guinea.

3. EXPLORATION

Aredor:

Kimberlite exploration is currently being conducted by Rio Tinto Mining and Exploration ("Rio Tinto") on the 1,012 sq km Aredor concession in Guinea, West Africa. Rio Tinto has an option to earn up to a 58% interest in any kimberlite developed into a mine on the property. To date, Rio Tinto has incurred expenditures of US$3.5 million on the Aredor exploration joint venture.

Over the past two months, Rio Tinto has drill tested, by a total of 2,330 metres of reverse circulation drilling, six EM-geophysical targets and two known kimberlites. On the K7 kimberlite, all nine holes cut kimberlite and the samples totalling ~10 tonnes have been sent for testing to the Rio Tinto Dense Media Separation plant (DMS) at Kerouané.

On a target proximal to K14, the first angled RC hole was stopped in kimberlite at 131 metres (92 metres true depth). Drilling is continuing on this target to determine the size and shape of the body and its relationship to K14. The samples will again be sent to Kerouané for processing. Results from the K7 and K14 samples will be released as they become available.

Rio Tinto also reports diamond counts from reverse circulation drill chips recovered from kimberlite K5 drilled in December 2001. Three holes totalling 362 metres were drilled; all three holes intersected kimberlite. Two holes were stopped in kimberlite and the third hole successfully drilled through the kimberlite to end in granite thus defining one contact. Rio Tinto composited the RC chips into five samples which were treated in the Kerouané DMS plant. The diamond counts from the five samples are shown in the table below:

Sample Number	Tonnes Processed	Diamonds <0.5 mm	Diamonds >0.5mm	Total carats >0.3 mm	Carats per Tonne (>0.3 mm)
HAK-1	3.5	2	0	0.017	0.005
HAK-2	1.4	0	21	0.600	0.430
HMK	1.59	1	5	0.029	0.018
HMK –1	1.22	0	2	0.017	0.014
HMK –2	0.74	0	0	0.000	0.000

The largest diamond was recovered from sample number HAK-2 and weighed 0.38 carats. Sample HAK-2 was taken in hole RC006 (azimuth 327°, dip -45°) from 57 to 92 metres.

Upon completion of the drill testing of the target proximal to K14, Rio Tinto has informed the Company that it intends to return to the K5 area to carry out further drilling. The K5 kimberlite, centrally located on the Aredor concession, is one of a cluster of four pipes all occurring within 600 metres of one another. These pipes are immediately south of areas presently being mined by Trivalence for alluvial diamonds. Diamonds recovered from these blocks have consistently sold for an average of between US$450 and US$500 per carat.

Kokong

In February, 2002, the Company signed an exploration joint venture agreement with Rio Tinto Mining and Exploration Limited of England and its affiliate Tinto Botswana Exploration Pty Limited ("Tinto Botswana"). Pursuant to the agreement, the Company has granted Rio Tinto a right to earn an interest of 65% in mineral rights relating to the exploration for and development of diamond bearing kimberlite deposits in Trivalence Mining's 3,700 sq. km. license area known as the Kokong project in the Republic of Botswana by making expenditures totaling US$3.5 Million by the 21st of September 2005. Rio Tinto may earn an additional undivided ten percent interest in the property by initiating a feasibility study incurring a further US$5,000,000 of expenditure by the third week of September 2008.

In the previous year, exploration on the Company's 100% owned 3,846 sq. km. Kokong property in Botswana consisted of a 22,000 line kilometer airborne magnetic survey which was completed in August 2000. The magnetic data obtained assisted the Company's geologists to identify 109 first priority follow-up targets.

Tinto Botswana has completed the first phase of data compilation and orientation surveys. On the Kokong licences, there are 31 known kimberlite pipes, 15 of these are diamondiferous. The 2000 aeromagnetic survey done by Fugro for Trivalence has been re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for RC drilling. The selection process includes a combination of geophysical methods and KIM (Kimberlite Indicator Minerals) sampling. A test of the BHP-Billiton airborne gravity system (Falcon) has also been conducted.

Seven drill targets have already been selected including several large ones (up to 38 hectares in size). RC drilling of these targets is scheduled for the next quarter. Expenditures by Tinto Botswana to the end of April 2002 have been US$139,000.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Cash flow from operations excluding changes in operating assets and liabilities was $2,597,097 for the three months ended March 31, 2002 compared with negative cash flow from operations of $1,320,386 in 2001. The increase in 2002 compared with 2001 was primarily due to a higher level of revenue from diamond sales.

Negative cash flow from operations excluding changes in operating assets and liabilities was $355,040 for the nine months ended March, 2002 compared with positive cash flow of $230,862 in 2001. The decrease in 2002 compared with 2001 was primarily due to a reduced level of revenue from diamond sales offset by option payment income from the exploration agreement with RTME.

Investing activities

Investment in mineral properties was $nil for the three month period ended March 31, 2002 compared with a credit of $252,537 in 2001 arising from the capitalization of preproduction net cash flow at the Palmietgat mine according to the Company's accounting policies. Investment in mineral properties was $nil for the nine month period ended March 31, 2002 compared with a credit of $279,815 in 2001, likewise arising from the capitalization of preproduction net cash flow at the Palmietgat mine.

Investment in capital assets was $68,941 for the three months ended March 31, 2002 compared with $209,597 in 2001. Investment in capital assets was $815,828 for the nine months ended March 31, 2002 compared with $1,910,462 in 2001. Major purchases in 2002 included an additional dragline to augment mining capacity at the Aredor diamond mine. In 2001, the Company purchased three trucks and two loaders and replaced several smaller pieces of equipment at the Aredor mine.

Financing activities

Convertible loans payable at March 31, 2002 were $9,538,194 compared with $6,727,378 at June 30, 2001. In September 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 1 Debenture (the "A-1 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on August 21, 2003 unless extended by the lender. The A-1 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.80 per unit to August 21,

2003. If the loan repayment date is extended, the conversion price will be $0.90 per unit from August 22, 2003 to August 21, 2004; $1.00 per unit from August 22, 2004 to August 21, 2005 and $1.10 per unit from August 22, 2005 to August 21, 2006.

In November 2001, the Company completed a second private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 2 Debenture (the "A-2 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on October 1, 2003 unless extended by the lender. The A-2 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.50 per unit to October 1, 2003. If the loan repayment date is extended, the conversion price will be $0.60 per unit from October 2, 2003 to October 2, 2004; $.70 per unit from October 2, 2004 to October 1, 2005 and $.80 per unit from October 2, 2005 to October 1, 2006.

Each share purchase warrant received upon conversion of the A-1 and A-2 Debentures will entitle the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the Debenture is converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

During the nine months ended March 31, 2002, the Company also borrowed $790,302 on an unsecured basis from a company with a common director. In September 2000, the Company repaid $2,500,000 of the convertible debentures and 5,536,250 warrants expired without exercise. During the nine months ended March 31, 2001, the Company purchased 775,500 of its own shares for $952,335 pursuant to a normal course issuer bid.

During the period, the Company also amended and restated the 1999 Series A No. 3 Debenture, the 1999 Series B Debenture, the 2000 Series A No. 1 Debenture and the 2000 Series A No. 2 Debenture previously issued to the Lender so that they are in substantially the same form as the recent 2001 Series A No. 1 and No. 2 Debentures. The charging clauses in the Debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted. As a condition of the Lender's agreement to advance the loan secured by the 2001 Series A No. 2 Debenture, the Lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions. In February, 2002 the Company arranged for extension of the maturity of various debentures from October 1, 2002 to April 1, 2003.

Cash resources and liquidity

Working capital at March 31, 2002 and June 30, 2001 was $3,827,237 and $2,948,016 respectively. Negative cash flow from operations that began in early 2001 became positive during the three months ended March 31, 2002. Nonetheless, negative cash flow from operations may recur until the Company is able to finance the purchase of additional heavy equipment and a third processing plant at its Aredor mine. Capital expenditures for the year ending December 31, 2002 are expected to be approximately $3,000,000 to achieve targeted production levels at the Aredor mine. During the three months ended September 30, 2001, the Company purchased an additional dragline for the Aredor mine which was delivered in October, 2001 (see above). Cash resources on hand at March 31, 2002 were not expected to be sufficient to finance operations and to purchase the capital assets required for planned expansion. The Company's ability to continue as a going concern is dependent on its ability to obtain debt or equity financing for capital expenditures and general working capital requirements.

5. RISKS AND UNCERTAINTIES

For the twelve months ended December 31, 2001, the Company had been experiencing significant negative cash flow from operations. This trend reversed itself in the three months ended March 31, 2002; however, as noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners.

The market price of rough diamonds is a significant factor in the Company's profitability. Production from the Aredor and Palmietgat mines is sold by tender. The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

6. OUTLOOK

Aredor

The Company plans to continue selling its Aredor rough diamond production in Antwerp in order to maximize selling prices. Subject to funding, the Company plans to acquire additional excavation equipment sufficient to feed the twin 8 foot plant which is now idle. The Company's kimberlite exploration programs will be continued under the financial and technical control of RTME.

Palmietgat

Production, which is currently operating on a two-shift basis, will continue. The Company has contracted out the excavation of ore.

Kokong

The exploration joint venture agreement with Rio Tinto Mining and Exploration limited and Tinto Botswana Exploration Pty Limited was concluded in February 2002. The Company's kimberlite exploration programs will be continued under the financial and technical control of Tinto Botswana.

SCHEDULE C (b): INVESTOR RELATIONS

The Company carries out its own investor relations program. The program includes, among other things, attendance at trade shows, technical presentations to the investment community, newspaper print advertising, and a web site. In May 2001 the Company retained an independent firm to implement and maintain an ongoing market awareness program. The contract was cancelled in July 2001. In the previous fiscal year the Company had retained an independent firm to carry out a market awareness program that consisted of telemarketing, electronic marketing and mail-out distribution of information approved by the Company.